FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent reports third quarter 2007 results

•

Revenues at Euro 4.35 billion, up 2.3% sequentially and down 7.8 % year-over-year at constant Euro/USD exchange rate1

•

Adjusted operating income2 at Euro 70 million

•

Adjusted net income (loss) (Group share) at Euro (258) million (Euro (0.11) per diluted share, including restructuring

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3-part Plan to improve profitability, resulting in incremental savings of Euro 400 million in gross margin and comparable3 operating expenses by the end of 2009

•

Streamlining of the management team

Paris, October 31, 2007 - Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the third quarter 2007.

During the quarter, revenues grew sequentially by 2.3% at a constant Euro/USD exchange rate and gross margin improved sequentially to 34.2%.  All of the company’s business segments grew sequentially in Q3 2007. Within the Carrier Segment, the optical network business saw strong double-digit growth, and the GSM business continued to gain traction due to a refreshed portfolio, registering a second consecutive quarter of double-digit revenue growth.  For the quarter the company saw a 5.6% reduction in operating expenses on a comparable basis3 related to the third quarter 2006 and a 3.2% reduction sequentially. The company continues to execute on its integration plans and during the quarter reduced approximately 1,000 positions. Year-to-date the company has reduced headcount of 5,000 people before the impact of managed services and acquisitions (approximately 1,350 people). The company plans to achieve its synergy-related comparable3 pre-tax savings of Euro 600 million this year.  As previously stated, savings accounted for in gross margin this year will not be retained due to current market conditions; however, the company does expect to retain most of its operating expense savings.

Executive Commentary

CEO Pat Russo commented:

“As you can see our results this quarter were essentially in line with the update we provided on September 13, and in a few areas a bit better; however they are still not at a level that we are satisfied with.

We believe that our strategy, our product portfolio and our expertise align with the long-term market drivers that will underpin the industry for the next several years, as networks migrate to all-IP based architecture. During the first nine months of operations as a single company, we strengthened our position in key strategic markets and technologies such as IP and mobile broadband required to position the company for long-term sustained growth. Having said that, and in spite of the promise of this industry and the long term benefits of the merger, we recognize that market conditions remain difficult, with continued pressure on revenues and margins due to intensified competition and some slowdown of spending in North America. These market conditions along with our commitment to transform the company for the long term   lead us to put in place an aggressive three-part plan to improve profitability and reposition the  business.”

1

Compared to 2006 pro-forma revenues

2

Adjusted Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendment, excluding impacts of Lucent's purchase price allocation.

3

Adjusted for acquisitions; Euro/USD exchange rate; R&D capitalization & one-offs

The Board fully supports the plan presented which includes:

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streamlining the core carrier business, accelerated product cost improvement with increased portfolio focus on IP transformation of wireline and wireless networks.

•

enhancing growth by developing an offensive strategy on sectors offering a strong growth potential, namely :

o

high value added services and applications for the carrier markets

o

solutions for the enterprise markets and Industry and Public Sector.

•

streamlining our organization into a simplified model with a focused management committee with clear accountabilities and ownership to quickly execute the plans

This plan will result in an acceleration of cost structure improvement, especially in support functions and other savings arising from the realigned and streamlined Carrier business Group. The company expects that this plan will result in incremental savings of Euro 400 million in gross margin and comparable1 operating expenses by the end of year 2009. This implies an acceleration of our ongoing headcount targets into 2008 with incremental reductions of about 4,000 by 2009.

Pat Russo further added: “These are difficult but necessary decisions, and we will manage these reductions with care. With this plan, the company is targeting gross margins in the high 30’s and operating margins2 of 10% or better in the post integration phase beginning 2010.”

Outlook

For the fourth quarter 2007 the company expects a solid ramp up in revenue over the third quarter 2007.  For the full year, given some of the recent uncertainty seen in the market, revenues are likely to be around flat at Euro/USD exchange rate which is at the low end of the range previously provided.

REPORTED RESULTS

In accordance with regulatory reporting requirements, the third quarter 2007 reported results include the non-cash impacts from purchase price allocation entries following the merger with Lucent Technologies. The global Thales transaction has been closed during the second quarter 2007 and all activities which have been disposed of or contributed to Thales as of June 30, 2007 (space activity on April 10, 2007 and railway signaling and integration and services activities for mission-critical systems on January 5, 2007) are not included in third quarter 2007 results.

For the third quarter 2007, Alcatel-Lucent’s reported revenues amounted to Euro 4,350 million. The reported gross profit was Euro 1,487 million, including the impacts from purchase price allocation entries of Euro 1 million. Reported operating income (loss)3 was Euro (74) million, including the impact from purchase price allocation entries of Euro (144) million. For the quarter, reported net loss (group share) was Euro (345) million or Euro (0.15) per diluted share (USD (0.21) per ADS), including the impact from purchase price allocation entries of Euro (87) million.

ADJUSTED RESULTS

In addition to the reported results Alcatel-Lucent is providing adjusted financial results in order to provide meaningful comparable information, which exclude the main non-cash impacts from purchase price allocation entries. The global Thales transaction has been closed during the second quarter 2007 and all activities which have been contributed to Thales as of June 30, 2007 (space activity on April 10, 2007 and railway signaling and integration and services activities for mission-critical systems on January 5, 2007) are not included in third quarter 2007 results. Prior period results refer to the adjusted pro forma combined operations for Alcatel-Lucent as of January 1, 2006.

see footnote 3

Adjusted Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of  consolidated entities and post-retirement benefit plan amendment.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of  consolidated entities and post-retirement benefit plan amendment.

For the third quarter, Alcatel-Lucent’s revenues were Euro 4,350 million, compared to a pro-forma Euro 4,909 million in the year-ago quarter, an 8% decrease at a constant Euro/USD exchange rate, or an 11% decline at current rate. The adjusted gross profit was Euro 1,486 million, 34.2% of sales, compared to an adjusted pro-forma gross profit of Euro 1,925 million in the year-ago quarter. Adjusted operating income (loss)1 was Euro 70 million, 1.6% of sales, compared with an adjusted pro-forma operating income (loss) of Euro 430 million in the year-ago quarter. For the quarter, adjusted net loss (group share) was Euro (258) million, or Euro (0.11) per diluted share (USD (0.16) per ADS). The adjusted pro-forma net income (group share) was Euro 532 million, or Euro 0.23 per diluted share (USD 0.33 per ADS), in the third quarter 2006.

The net (debt)/cash position was Euro (124) million as of September 30, 2007, compared with Euro 221 million as of June 30, 2007.

Adjusted Profit & Loss statement – Key Figures In Euro million except for EPS	Third Quarter 2007	Third Quarter 2006
		Pro-forma
Revenues	4,350	4,909
Gross profit	1,486	1,925
Operating income	70	430
Net income (loss) (Group share)*	(258)	532
EPS diluted (in Euro)*	(0.11)	0.23
E/ADS** diluted (in USD)	(0.16)	0.33
Number of diluted shares (million)	2,257	2,455

*

Net income (loss) (Group share) and EPS are adjusted from main PPA (Purchase Price Allocation) entries taking into account a normative tax impact

**

E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.4219 as of September 28, 2007.

THIRD QUARTER 2007 BUSINESS HIGHLIGHTS

The following figures are based on adjusted results.

Segment breakdown (in Euro million)	Third Quarter 2007	Third Quarter 2006 Pro-forma	yoy comparison at constant rate	Second Quarter 2007	qoq comparison at constant rate
Revenues	4,350	4,909	(8)%	4,326	2%
Carriers	3,142	3,706	(12)%	3,104	2%
- Wireline	1,520	1,447	8%	1,505	2%
- Wireless	1,276	1,674	(20)%	1,237	4%
- Convergence	346	585	(39)%	362	(3)%
Enterprise	380	362	8%	376	2%
Services	777	775	3%	750	4%
Other & Eliminations	51	66		96

Operating income (loss)	70	430		(19)
Carriers	22	389		(73)
Enterprise	29	24		23
Services	40	60		29
Other & Eliminations	(21)	(43)		2

1

See footnote 2

BUSINESS COMMENTARY

The following business comments are based on a year over year comparison, unless otherwise stated. Business trend comparisons are based on variations at a constant Euro/USD exchange rate.

Carrier Business Segment

For the third quarter 2007, revenue for the carrier business segment was Euro 3,142 million compared to Euro 3,706 million in the year-ago quarter, an 8% decrease at a constant Euro/USD exchange rate, or a 15% decrease at current rate. Adjusted operating income (loss) was Euro 22 million, a 0.7% operating margin.

Wireline

For the third quarter 2007, revenue for the wireline business group was Euro 1,520 million compared to Euro 1,447 million in the year-ago quarter, an 8% increase at a constant Euro/USD exchange rate, or a 5% increase at current rate.

Key Highlights:

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Revenues were very strong in optical networking with good growth in terrestrial and a robust increase in submarine.  Metro and long-haul WDM exhibited a very strong performance. North America, Europe and South and Asia-Pacific increased on a regional basis.

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Broadband access also demonstrated a solid quarter in DSL with 8.0 million lines delivered (24.9 million lines delivered year to date), up 19% year over year, with strong traction in North America, clearly showing continuous momentum since the merger. Alcatel-Lucent maintained the #1 position in IP DSLAM with ISAM product family. Alcatel-Lucent strengthened its leadership in GPON and signed a number of new deals during the quarter, including Neuf Cegetel.

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IP exhibited another dynamic quarter with strong revenues and solidifying the #2 position in Edge Routing. For the fifth straight quarter, Alcatel-Lucent was #2 in Ovum-RHK’s Service Provider Edge IP/MPLS segment with a 21% market share. For the first time, Dell’Oro recognized Alcatel-Lucent as the #2 service provider edge router vendor with a 17% market share. SFR selected Alcatel-Lucent as its sole supplier for its nationwide IP/MPLS transport infrastructure.

Wireless

For the third quarter 2007, revenue for the wireless business segment was Euro 1,276 million compared to Euro 1,674 million in the year-ago quarter, a 20% decrease at a constant Euro/USD exchange rate, or a 24% decrease at current rate.

Key Highlights:

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The wireless revenue decline was largely due to a comparison with very strong CDMA results in North America in the year-ago quarter, when significant initial revenues were booked for the deployment of CDMA2000 1x-EV-DO Rev A by major operators following the commercial availability of the enabling software. Sequentially, CDMA revenue slightly grew as CDMA gained outside North America, primarily in India, and Rev A deployments continued in North America and globally..

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Revenue in GSM declined from the year-ago quarter but continued to gain traction with its second consecutive strong sequential increase, notably with new product offerings (Twin TRX and ATCA BSC). In GSM/EDGE, Alcatel-Lucent announced new deployments or expansions with key customers in high growth economies including China Mobile, Uganda’s Hits Telecom and Uganda Telecom, Mongolia’s Mobicom and Egypt’s Mobinil.

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The 3G business announced significant contracts in all areas of the portfolio, including:

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A W-CDMA/HSPA win with Uganda Telecom, an HSUPA deployment with mobikom Austria, and a trial of the company’s Base Station Router (BSR) Femto for in—building applications with Japan’s Softbank Mobile.

o

CDMA/EV-DO Rev. A contracts with Cricket Communications and Ntelos in the U.S., Skylink in Russia and UMC in Ukraine. Additionally, Cellular South recently announced that it invested in upgrades to its CDMA2000 network, preparing them for RevA roll-outs.

o

A TD-SCDMA expansion with China Netcom in Qingdao, in cooperation with Alcatel-Lucent’s flagship company in China, Alcatel Shanghai Bell and its partner Datang Mobile.

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The company announced a series of new commercial WiMAX contract in Q3 with customers including Pakistan’s Mobilink (a subsidiary of Orascom), Germany’s VSE NET, Taiwan’s Far EasTone, Russia’s Synterra and Brazil Telecom.  The company also announced a new trial with France’s Bollore.  Since the beginning of 2007, Alcatel-Lucent signed more than 70 pilots and deployments across the world and 15 commercial contracts signed since the beginning of 2007. ONEMAX, our customer in the Dominican Republic, opened commercial service last week on its WiMAX network. This is the first WiMAX network commercially launched in the 3.5 GHz band - a world premiere.

Convergence

For the third quarter 2007, revenue for the convergence business group was Euro 346 million compared to Euro 585 million in the year-ago quarter, a 39% decrease at a constant Euro/USD exchange rate, or a 41% decrease at current rate.

Key Highlights:

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In a continued competitive market, classic core switching revenue continued to decline.

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Alcatel-Lucent has increased its share of the next generation core networking market since the merger, but that business is still not nearly big enough to offset the declines in legacy core networking.

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In the multimedia and payment businesses, revenues were negatively impacted by the declining market in pre-paid payment solutions. Investments continued in order to evolve IPTV capabilities, including the acquisition of Tamblin, a London-based developer of applications and tools that enables interactive TV programming and advertising over IP.

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Alcatel-Lucent continued to gain traction in the NGN/IMS market with contract wins at Hits Telecom Uganda for a Mobile NGN solution; Mongolia’s Mobicom for a nation-wide NGN network, including softswitches, gateways and a convergent real-time payment solution; and Polish operator Exatel SA for an IMS platform.

Enterprise Business Segment

For the third quarter 2007, revenue for the enterprise business segment was Euro 380 million compared to Euro 362 million in the year-ago quarter, an 8% increase at a constant Euro/USD exchange rate, or a 5% increase at current rate. Adjusted operating income (loss) was Euro 29 million, a 7.6% operating margin.

Key Highlights:

•

Revenues increased across all parts of the enterprise business, with a very strong performance in the Asia-Pacific region. Customer PCCW in Hong Kong is using Alcatel-Lucent technology to offer cellular extension, push mails, unified communications to 200,000 small and medium businesses.  Korea telecom is leveraging the Alcatel-Lucent VitalQIP to offer managed services to 7 million IP subscribers.

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The voice and data business contributed to the segment’s growth: the data business continued to perform well, delivering strong double-digit growth year over year for the third consecutive quarter. IP usage penetration rates increased, reaching 43% year to date, versus 36% for the same period in 2006.

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Following Alcatel-Lucent’s introduction of new security solutions, Sprint Nextel introduced a new security service to enterprises using the Alcatel-Lucent OmniAccess 3500 Nonstop Laptop Guardian to offer comprehensive security for corporate laptops of mobile employees.

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Genesys, Alcatel-Lucent’s contact center activity, continued to perform well and execute well in its core market of large enterprises, while extending its market reach via capabilities for managed services. Genesys reported strong growth in Europe.  AT&T announced an expanded relationship with Genesys in which AT&T is both certifying the advanced Genesys SIP Server product with AT&T's Internet Protocol (IP) Toll-Free service and adding the Genesys suite to its Integrated Contact Services (ICS) portfolio of managed contact center services.

Services Business Segment

For the third quarter 2007, revenue for the services business segment was Euro 777 million compared to Euro 775 million in the year-ago quarter, a 3% increase at a constant Euro/USD exchange rate, or flat at current rate. Adjusted operating income (loss) was Euro 40 million, a 5.1% operating margin.

Key Highlights:

•

The acquisition of telecommunications consulting firm TAG expands Alcatel-Lucent’s enterprise services business and will help enterprise customers by leveraging network outsourcing resources

•

Network operations and hosted services registered a strong performance with a key contract with Orange Switzerland to outsource the maintenance and network operations of its entire mobile network as well as a two-year extension of its existing contract with E-Plus, the third largest mobile carrier in Germany, for the expansion, maintenance and operation of its mobile network.

•

Multi-vendor maintenance revenue and a Multi-vendor Single Point-of-Contact solution continued to grow based on new orders and support for existing networks. Alcatel-Lucent will provide installation, maintenance and network integration for I.T.E.N.O.S, a subsidiary of Deutsche Telekom.

•

Key network integration contracts were signed with China Unicom, China Mobile and Reliance Communications to provide wireless network optimization and project management services.

•

IPTV remains a major driver of IP network transformation and continues to present major market opportunities. Alcatel-Lucent was selected by SingTel, which will enhance its mio TV Service with Alcatel-Lucent’s end-to-end suite of network integration services and Triple Play solutions, and by Shanghai Telecom to provide consulting, implementation, management, and maintenance services.

Note: 2007 reported and  adjusted profit and loss statement is enclosed in Annex.

*     *     *     *     *     *     *

Alcatel-Lucent will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 8:00 a.m. New York), which can be accessed at http://www.alcatel-lucent.com/3q2007.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mark Burnworth	Tel :+ 33 (0)1 40 76 50 84	mark.burnworth@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Scott Ashby	Tel: + 33 (0)1 40 76 29 90	scott.ashby@alcatel-lucent.com
Maria Alcon	Tel: + 33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) the expected revenue performance for the fourth quarter of 2007 and full year 2007 based on constant Euro/USD exchange rates, (ii) our anticipated synergy savings in 2007, (iii) the expected improvement in gross margin and additional savings in operating expenses by the end of year 2009, and (iv) the achievement of our targeted gross margin and operating margin beginning 2010.  Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws;  whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs, including the plan endorsed by our board on October 30, 2007, and whether these efforts will achieve their expected benefits, including improvements in operating income (loss), among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2006, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ANNEX

REPORTED AND ADJUSTED INCOME STATEMENT
	Q1-2007			Q2-2007			Q3-2007			YTD 09-2007
	As reported	PPA*	Adjusted	As reported	PPA*	Adjusted	As reported	PPA*	Adjusted	As reported	PPA*	Adjusted
Revenues	3,882	0	3,882	4,326	0	4,326	4,350		4,350	12,558		12,558
Cost of sales	(2,755)	208	(2,547)	(2,929)	50	(2,879)	(2,863)	(1)	(2,864)	(8,547)	257	(8,290)

Gross Profit	1,127	208	1,335	1,397	50	1,447	1,487	(1)	1,486	4,011	257	4,268

Administrative and selling expenses	(939)	84	(855)	(861)	74	(787)	(850)	70	(780)	(2,650)	228	(2,422)
Research and development costs	(770)	46	(724)	(742)	63	(679)	(711)	75	(636)	(2,223)	184	(2,039)

Operating income (loss)	(582)	338	(244)	(206)	187	(19)	(74)	144	70	(862)	669	(193)

Restructuring costs	(320)		(320)	(190)	14	(176	(307)	0	(307)	(817)	14	(803)
Impairment of Asssets	0		0	(426)	128	(298)	4	(2)	2	(422)	126	(296)
OPEB amendment	0			265		265	(2)		(2)	263		263
Gain (loss) on disposal of consolidated shares	0		0	0		0	0		0	0		0

Income (loss) from operating activities	(902)	338	(564)	(557)	329	(228)	(379)	142	(237)	(1,838)	809	(1,029)

Finance costs & other financial income (loss)	69	0	69	81	0	81	67	0	67	217		217

Share in net income (loss) of equity affiliates	5		5	60	0	60	14		14	79		79
Income tax expense	141	(131)	10	(157)	(79)	(236)	(15)	(55)	(70)	(31)	(265)	(296)

Income (loss) from continuing operations	(687)	207	(480)	(573)	250	(323)	(313)	87	(226)	(1,573)	544	(1,029)

Income (loss) from discontinued activities	674	0	674	(22)	0	(22)	(5)		(5)	647		647

Net Income (Loss)	(13)	207	194	(595)	250	(345)	(318)	87	(231)	(926)	544	(382)

Attributable to: Equity Holders of the Parent	(8)	207	199	(586)	250	(336)	(345)	87	(258)	(939)	544	(395)
Minority Interests	(5)		(5)	(9)	0	(9)	27	0	27	13	0	13

* PPA : Purchase Price Accouting entries rekated to Lucent acquisition

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: October 31, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer